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September 7, 2021

VIA EDGAR SUBMISSION

EDGAR Operations Branch
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:
Teucrium Commodity Trust

Teucrium Bitcoin Futures Fund

Pre-Effective Amendment to Registration Statement on Form S-1 (File No. 333-256339)

Dear Sir or Madam:

                On behalf of Teucrium Bitcoin Futures Fund (the “Fund”), a series of the Teucrium Commodity Trust (the “Trust”), we are transmitting electronically for filing the Trust’s Pre-Effective Amendment No. 1 to its Registration Statement on Form S-1 for the Fund under the Securities Act of 1933, as amended (the “Act”). The Registration Statement relates to the issuance of common shares of the Fund.

The Fund is a series of Teucrium Commodity Trust (‘‘Trust’’), a Delaware statutory trust managed and controlled by Teucrium Trading, LLC (“Teucrium Trading”) for over 10 years. Four other series of the Trust also invest in futures contracts. Teucrium is registered as a commodity pool operator and a commodity trading adviser with the Commodity Futures Trading Commission and is a member of the National Futures Association.

The Fund’s investment objective is to have the daily changes in the net asset value of its shares reflect the daily changes in the price of a specified benchmark. The benchmark is the average of the closing settlement prices for certain first to expire and second to expire bitcoin futures contracts listed on the Chicago Mercantile Exchange (“CME”). Under normal market conditions, the Fund will invest in bitcoin futures contracts and in cash and cash equivalents.

We believe it is important to note for the Staff that since December 30, 2020 there have been a series of registration statements filed on Form S-1 for exchange-traded products (“ETPs”) that provide exposure to bitcoin. The Fund is one of these and would provide exposure to bitcoin by investing in bitcoin futures contracts traded on the CME. As of the date of this letter, the Fund is the only futures based bitcoin ETP in registration and with a pending listing application required under Section 19b-2 of the Securities Exchange Act of 1934 (the “1934 Act”) and Rules 19b-4 thereunder (together, “Rule 19b-4”). The remainder of the bitcoin ETPs provide exposure to bitcoin by investing directly in bitcoin.

                On August 11, 2021, two sponsors of exchange-traded funds (“ETFs”) filed post-effective amendments on Form N-1A to register a bitcoin futures-based exchange-traded fund (ETF”). Other similar filings on Form N-1A have followed. Unless these recent new filings are withdrawn or delayed by the filing of a delaying amendment, these post-effective amendments will go effective automatically within 75 days after filing. Moreover, ETFs that comply with Rule 6c-11 under the Investment Company Act of 1940 (the “1940 Act”) (which presumably these funds do) are not required to file listing applications for listing authority under Rule 19b-4 because of applicable listing exchange rules.

The Fund, as an ETP, is required to go through the 19b-4 listing approval process. Because Teucrium will be at a severe and inequitable competitive disadvantage if it is subjected to a 240 day review process (increasingly common for certain ETPs), while bitcoin ETFs are subject to a 75 day review process, Teucrium Trading submitted a comment letter to the Commission dated September 1, 2021 asking that the Commission review and approve its 19b-4 listing application within 45 days of publication of the notice for the application (File No. SR-NYSEArca-2021-53).

The Fund will also be required to have its registration statement declared effective to commence offering its shares. We urge Staff members of the Division of Corporation Finance (who will review the Fund’s registration statement) to coordinate with the Staff of the Division of Trading and Markets (who are reviewing the Fund’s listing application), to review the Fund’s pre-effective amendment filed herewith and provide comments at its earliest convenience.

Please do not hesitate to contact the undersigned at (202) 312-3331 or John Sanders at (202) 312-3332 with questions or comments.

Very truly yours,

Shareholder

WTC/JMS

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